CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS REDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

June 11, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Christopher Edwards

Deanna Virginio

Gary Newberry

Kevin Kuhar

Re:	Elevation Oncology, Inc.

Registration Statement on Form S-1

Filed June 4, 2021

File No. 333-256787

Ladies and Gentlemen:

On behalf of Elevation Oncology, Inc. (the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), to further address comment 9 of the Staff set forth in its letter to the Company dated May 7, 2021, concerning valuation considerations related to the Company’s equity awards.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “IPO”) that will be between approximately $[*] and $[*] per share (the “Preliminary Price Range”) of the Company’s common stock (the “Common Stock”), with a midpoint of the anticipated range of $[*] per share.  The Company plans to effect a reverse stock split in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission (the “Stock Split”).  The share numbers and stock prices set forth in this letter do not reflect the Stock Split and are all set forth on a pre-split basis.

The Preliminary Price Range has been determined based, in part, upon current market conditions, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on [*], between senior management of the Company, the Board of Directors of the Company (the “Board”) and representatives of J.P. Morgan Securities LLC, Cowen and Company, LLC and SVB Leerink LLC, the lead underwriters.

Prior to [*], the Company had not held formal discussions with the underwriters regarding a price range for the IPO. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO as of the date of that discussion with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

CONFIDENTIAL TREATMENT REQUESTED BY ELEVATION ONCOLOGY, INC.

The Company expects to include a bona fide price range in an amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range and which the Company expects to be a two-dollar range that, before giving effect to the Stock Split, would have been within the Preliminary Price Range) that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [*]. However, the bona fide price range could differ from the Preliminary Price Range, after giving effect to the Stock Split, based on then-current market conditions, recent public offerings of other comparable companies, continuing discussions with the lead underwriters and further business developments impacting the Company.

We supplementally advise the Staff that, as described in the Registration Statement on pages 90-91, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "Practice Guide"). Specifically, the fair value of the shares of common stock underlying the Company's stock options has been determined by the Board with assistance from management and an independent third-party valuation firm. Given the absence of a public trading market for the Company's common stock, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company's common stock, including important developments in the Company's operations, its stage of development, valuations performed by an independent third-party valuation firm, sales of the Company's redeemable convertible preferred stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of the Company's common stock, and the likelihood of achieving a liquidity event, such as an initial public offering or change of control.

The following table sets forth by grant date the number of shares subject to options granted since January 1, 2020, the per share exercise price of the options and the fair value of common stock per share on each grant date on a pre-split basis:

Grant Date	Number of shares subject to options granted	Per share exercise price of options	Fair value of common stock per share on date of option grant
March 12, 2020	894,584	$0.10	$0.10
May 13, 2020	200,000	$0.10	$0.10
June 16, 2020	447,292	$0.10	$0.10
December 30, 2020	4,157,370	$0.32	$0.32
March 3, 2021	167,602	$0.32	$0.32
May 7, 2021	2,546,428	$0.73	$0.73
June 3, 2021	1,005,612	$0.73	$0.73

The Company uses a Black-Scholes option pricing model to determine fair value of its stock options. The Black-Scholes option pricing model includes various assumptions, including the fair value of the common stock, expected life of stock options, the expected volatility and the expected risk-free interest rate. The Company’s determinations of the fair value of the common stock were performed using methodologies, approaches and assumptions consistent with the Practice Guide. In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of units to determine the estimated fair value of options to purchase it common stock at each valuation date.

•	Option Pricing Method (“OPM”). The OPM estimates the value of the common stock of the Company by treating the rights of the holders of common equity as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s preferred stock, as well as their rights to participation in a future financing. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Consequently, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

CONFIDENTIAL TREATMENT REQUESTED BY ELEVATION ONCOLOGY, INC.

•	Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each stock class.

•	Hybrid Method. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

The Company issued stock options to employees in March, May, and June 2020 following its Series A preferred stock financing. At that time, the Board determined the fair market value of its Common Stock was $0.10 per share based on the review and consideration of the Company’s nascent operations, its capitalization structure, which provided liquidation preference rights to the holders of Series A preferred stock, and its research and development program, which was in the pre-clinical stage of development.

For the grants of stock option awards made on December 30, 2020 and March 3, 2021, the Board considered a number of objective and subjective factors, including the an independent valuation as of November 10, 2020 (the “November Valuation”), to determine the fair value of the Company's common stock as of each grant date. The November Valuation was performed for the Company by an independent third-party valuation firm that estimated the fair value of the Company's common stock as of November 10, 2020 to be $0.32 per share. Given the proximity of the March 3, 2021 grant to the March 31, 2021 valuation discussed below, the Company performed an analysis to assess the impact to stock-based compensation expense had the options instead been granted using the estimated common stock value per share at March 31, 2021. The Company determined that the impact on the Company’s results of operations of using the value at March 31, 2021 on the grants made on March 3, 2021 would have been immaterial.

For the November Valuation, the Company employed the OPM utilizing the Market Approach, and utilized the back-solve method from the Practice Aid for inferring and allocating the equity value predicated on the Company’s Series B convertible preferred stock financing (the “Series B Financing”) that closed immediately prior to the date of the November Valuation. This method examines prior transactions in the same or related equity of the Company. For venture-backed companies, typically transactions of a preferred stock round are used to imply a value for the common stock, after accounting for differences in rights and preferences. This method was selected as the Company’s management concluded that the Series B Financing was an arm’s-length transaction. Furthermore, as of the valuation date the Company was at an early stage of development and future liquidity events were difficult to forecast. Application of the OPM back-solve method involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the Series B Financing equals the amount paid. For the November Valuation and for purposes of the OPM allocation of total equity value determined with reference to the Series B Financing, the Company assumed a 70% volatility rate and a 1.5-year estimated term. The Company then reflected a probability weighted average discount for lack of marketability (“DLOM”) of 40%, which was implied using put option values, to arrive at a $0.32 per share valuation.

For the grants of stock option awards on May 7, 2021 and June 3, 2021, the Board considered a number of objective and subjective factors, including an independent valuation as of March 31, 2021 (the “March Valuation”), to determine the fair value of the Company's common stock as of each subsequent grant date. The March Valuation was performed for the Company by an independent third-party valuation firm that estimated the fair value of the Company's common stock as of March 31, 2021 to be $0.73 per share.

CONFIDENTIAL TREATMENT REQUESTED BY ELEVATION ONCOLOGY, INC.

In March 2021, the Company initiated the IPO process, including the engagement of investment bankers and advisors to prepare for a confidential draft registration statement filing. Consequently, the Company engaged a third-party valuation firm to complete the March Valuation, to reflect the increased possibility of an IPO. The March Valuation utilized the hybrid method described above to allocate value to the Company’s securities and included the following two scenarios: the IPO scenario, which contemplated the closing of an IPO by July 31, 2021, and the stay private scenario, which assumed that the Company would not able to successfully complete an IPO and would continue to operate privately. The equity value of the Company in the IPO scenario was based upon a 1.25x step-up from the Company’s post-money valuation after the Series B Financing, which the Company believed to be consistent with precedent market transactions. The equity value selected in the stay private scenario was determined using the backsolve method, as provided for in the Practice Aid, in the event that the Company did not complete an IPO. The OPM method was utilized to allocate value to shares in the stay private scenario and the PWERM method was utilized in the IPO scenario.

As indicated in the table below, the March Valuation probability weighted the IPO and stay private scenarios based on the Company’s assessment of its product pipeline, clinical timelines, competitor clinical developments, market conditions and potential execution risk. The DLOM applied to the fair value of common stock for each scenario was estimated using a put option analysis. Key assumptions used by the Company in the March Valuation were as follows:

						Weighted per
	Probability		Enterprise		Per share common	share common
Scenario	Weighting	DLOM	value		stock price	stock price
IPO	25%	20%	$200.0	M	$1.77	$0.45
Stay private	75%	39%	$121.8	M	$0.38	$0.28
						$0.73

The Company has not granted any options since June 3, 2021 and does not currently intend to grant any options prior to the completion of the IPO other than grants to be made on the pricing date of the IPO, for which the Company plans to value the underlying common stock based on the public offering price in the IPO.

The Company submits that the primary reason for the difference between the fair value per share used for the Company’s most recent stock option grants and the midpoint of the Preliminary Price Range are:

•	Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Preliminary Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

•	The Preliminary Price Range necessarily assumes that the IPO has occurred and a public market for the Common Stock has been created and, therefore, excludes any marketability or liquidity discount for the Common Stock, which was appropriately taken into account in the Board’s historical determinations of fair value.

•	The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Common Stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into Common Stock, thus eliminating the superior rights and preferences of the convertible preferred stock as compared to the Common Stock.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Preliminary Price Range.

•	The expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets.

CONFIDENTIAL TREATMENT REQUESTED BY ELEVATION ONCOLOGY, INC.

The Preliminary Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the Practice Guide. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2420, or, in her absence, Ryan Mitteness at (206) 389-4533.

Sincerely,

FENWICK & WEST LLP

/s/ Julia Forbess

Julia Forbess

Partner

cc:	Shawn Leland, Pharm.D., R.Ph., Chief Executive Officer

Elevation Oncology, Inc.

Effie Toshav, Esq.

Robert Freedman, Esq.

Ryan Mitteness, Esq.

Fenwick & West LLP

CONFIDENTIAL TREATMENT REQUESTED BY ELEVATION ONCOLOGY, INC.